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December 23, 2010

BY EDGAR Mr. Amit Pande Accounting Branch Chief Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 United States

Re:	HSBC Holdings plc (“HSBC”) Form 20-F for Fiscal Year Ended December 31, 2009 Filed March 15, 2010 File No. 1-14930

Dear Mr. Pande:

I appreciated the opportunity to speak with your colleague Sharon Blume on December 22 in connection with the comment letter that was received on December 8, 2010 relating to HSBC’s Annual Report on Form 20-F for 2009.  As discussed, HSBC intends to respond to the comments by no later than January 28, 2011.

Mr. Amit Pande, p. 2

Please do not hesitate to contact me if you have any questions or if I can be of assistance at this time.  You can reach me in London at +44 20 7614 2230.

Yours sincerely,

/s/ David I. Gottlieb

David I. Gottlieb

cc:	Ms. Sharon M. Blume, Securities and Exchange Commission
Mr. Douglas J. Flint, HSBC Holdings plc.
Mr. Russell Picot, HSBC Holdings plc.
Mr. Conrad Dixon, HSBC Holdings plc.